UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.429.144/0001-93 –

Corporate Registry ID (NIRE) 353.001.861-33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) (NYSE: CPL, BM&FBOVESPA: CPFE3) hereby informs its shareholders and the market that the Board of Directors’ Meeting held on August 11, 2010, approved the declaration of “Intermediary Dividend” for the first half of 2010, said decision to be ratified by the Ordinary General Shareholders’ Meeting (OGM), to be held on April 2011 (in a date to be defined by the Company), pursuant to the following instructions:

1)  VALUE

The amount of dividends to be paid is R$ 774,428,508.54 (seven hundred and seventy-four million, four hundred and twenty-eight thousand, five hundred and eight reais and fifty-four centavos), equivalent to R$ 1.609579599 per common share, based on Statements of June 30, 2010.

2)  EX-DIVIDEND

Shareholders owning shares on August 18, 2010 will be entitled to receive these dividends. Shares will be traded ex-dividend on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) and New York Stock Exchange (NYSE) as of August 19, 2010.

3)  PAYMENT

         (i)   Said dividends will be paid in a date to be defined by the Company;

        (ii)   Dividends from shares deposited with the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia - CBLC), will be credited to same and transferred to shareholders by the depositary brokers;

       (iii)   The other shareholders will have their dividends credited through their bank accounts, according to the shareholders registration details on Banco Bradesco S.A. (“Bradesco”). Shareholders whose registers are not updated should go to a branch of Bradesco to update their registration details and receive payment;

       (iv)   Payments related to the ADRs will be made through Deutsche Bank Trust Company Americas (the depositary bank for the Company’s ADRs).

São Paulo, August 11, 2010.

WILSON P. FERREIRA JÚNIOR

Chief Executive Officer and Chief Financial

and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.